[redacted]

11017715

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2011
WASH, D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Keegan and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Front Street
(No. and Street)

Memphis	TN	38103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles D. Maxwell 901-524-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

6410 Poplar Avenue, Suite 500	Memphis	TN	38119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KB 3/14

BB 3/16

OATH OR AFFIRMATION

We, R. Patrick Kruczek and Charles D. Maxwell, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Keegan & Company, Inc., as of December 31, 2010, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplemental information of the Company are made available to all the Company's members and allied members of the New York Stock Exchange, Inc.

Linda J. Harwood
State of Tennessee Notary Public
Shelby County, Tennessee

R. Patrick Kruczek
President and Chief Operating Officer

Charles D. Maxwell
Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

■ (a) Facing Page.
■ (b) Statement of Financial Condition.
■ (c) Statement of Income (Loss).
■ (d) Statement of Cash Flows.
■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
□ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
■ (g) Computation of Net Capital.
■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
■ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
□ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
□ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
■ (l) An Oath or Affirmation.
□ (m) A copy of the SIPC Supplemental Report.
□ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
■ (o) Independent auditor's report on internal control.
■ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morgan Keegan & Company, Inc. and Subsidiary

Financial Statements and Supplemental Information

Year Ended December 31, 2010

Contents

Ernst & Young LLP
International Plaza
Suite 500
6410 Poplar Avenue
Memphis, TN 38119

Tel: +1 901 526 1000
Fax: +1 901 577 6342
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Morgan Keegan & Company, Inc.

We have audited the accompanying consolidated statement of financial condition of Morgan Keegan & Company, Inc. and subsidiary (the Company) as of December 31, 2010, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2010, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 24, 2011

Ernst & Young LLP

1011-1204362

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2010

Assets	
Cash	$ 25,943,396
Securities segregated for regulatory purposes, at fair value	153,900,000
Deposits with clearing organizations and others	33,425,300
Receivables from brokers, dealers and clearing organizations	257,949,449
Receivables from customers	399,600,473
Securities purchased under agreements to resell	195,494,838
Securities owned, at fair value	797,118,745
Furniture, equipment, and leasehold improvements, less allowances for depreciation and amortization of $49,592,090	37,852,826
Other assets	264,466,990
Total assets	$2,165,752,017
Liabilities and stockholder's equity	
Liabilities:	
Short-term borrowings	$ 95,069,250
Due to affiliate	24,908,211
Payables to brokers and dealers and clearing organizations	45,019,034
Payables to customers	323,874,350
Customer drafts payable	48,998,027
Securities sold under agreements to repurchase	176,963,656
Securities sold, not yet purchased, at fair value	173,648,117
Other liabilities	381,438,058
Total liabilities	1,269,918,703
Stockholder's equity:	
Common stock, par value $.625 per share: authorized shares 100,000,000; 29,404,235 issued and outstanding shares	18,377,647
Paid-in capital	44,335,196
Retained earnings	833,120,471
Total stockholder's equity	895,833,314
Total liabilities and stockholder's equity	$2,165,752,017

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Statement of Operations

Year Ended December 31, 2010

Revenues	
Commissions	$ 217,887,349
Principal transactions	413,101,477
Investment banking	245,797,091
Interest	50,486,743
Investment management fees	88,848,301
Other	40,104,455
	1,056,225,416
Expenses	
Compensation	663,186,032
Floor brokerage and clearance	108,411,898
Communications	61,821,403
Travel and promotional	18,712,124
Occupancy and equipment	49,215,341
Interest	6,909,709
Taxes, other than income taxes	28,991,261
Other operating expenses	154,846,334
	1,092,094,102
Loss before income taxes	(35,868,686)
Income tax benefit	(1,939,818)
Net loss	$ (33,928,868)

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity

Year Ended December 31, 2010

	Common Stock		Additional Paid-in	Retained	Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2010	29,404,235	$ 18,377,647	$ 44,302,477	$867,049,339	$929,729,463
Capital contribution from parent	–	–	32,719	–	32,719
Net loss	–	–	–	(33,928,868)	(33,928,868)
Balance at December 31, 2010	29,404,235	$ 18,377,647	$ 44,335,196	$833,120,471	$895,833,314

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Statement of Cash Flows

Year Ended December 31, 2010

Operating activities	
Net loss	$ (33,928,868)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	15,704,739
Deferred income taxes	15,371,176
	(2,852,953)
(Increase) decrease in operating assets:	
Securities segregated for regulatory purposes, at fair value	(40,000,000)
Deposits with clearing organizations and others	(8,508,288)
Receivables from brokers and dealers and clearing organizations	20,410,835
Receivables from customers	(1,705,707)
Securities purchased under agreements to resell	182,431,587
Securities owned, at fair value	107,153,929
Other assets	(29,642,689)
Increase (decrease) in operating liabilities:	
Payables to brokers and dealers and clearing organizations	(4,309,918)
Payables to customers	(100,014,784)
Customer drafts payable	12,469,025
Securities sold under agreements to repurchase	(271,244,696)
Securities sold, not yet purchased, at fair value	(92,543,948)
Other liabilities	75,895,001
	(149,609,653)
Net cash used in operating activities	(152,462,606)
Investing activities	
Purchases of furniture, equipment, and leasehold improvements	(23,570,850)
Net cash used in investing activities	(23,570,850)
Financing activities	
Capital contribution from Parent	32,719
Short-term borrowings	95,069,250
Due from affiliate	92,619,682
Due to affiliates	(32,001,775)
Net cash provided by financing activities	155,719,876
Net decrease in cash	(20,313,580)
Cash at beginning of year	46,256,976
Cash at end of year	$ 25,943,396

Income tax payments totaled $29,662,560 in 2010. Interest payments totaled $7,291,708 in 2010.

See accompanying notes.

1. Description of the Company and Basis of Presentation

Morgan Keegan & Company, Inc. and Subsidiary (the Company or Morgan Keegan) is a registered securities broker-dealer under the Securities Exchange Act of 1934 and a wholly owned subsidiary of Regions Financial Corporation, Inc. (the Parent or Regions). The Company provides a broad range of investment services to its clients from over 300 offices in 19 states. These services include the underwriting, distribution, trading and brokerage of equity and debt securities, as well as the sale of mutual funds and other investment products. In addition, the Company provides investment management services to its retail and institutional clients and trust services to its retail clients. The Company is a member of the Financial Industry Regulatory Authority and a member of certain principal exchanges.

The Consolidated Financial Statements include the accounts of the Company and its subsidiary, MK Asset, Inc., after elimination of all material intercompany balances and transactions.

The Company has evaluated subsequent events for potential recognition and disclosure through the date these financial statements were issued.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Financial Assets and Liabilities

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts, which because of the short-term nature of the financial instruments, approximate fair value. See Note 15 for discussion of determining fair value.

Securities Transactions

Proprietary securities transactions and related commission revenue and expense are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis with related commissions and clearing expenses recorded on a trade date basis.

2. Significant Accounting Policies (continued)

Securities

Securities owned and securities sold, not yet purchased are carried at fair value and unrealized gains and losses are reflected in current period operations.

Investment Banking

Management fees on investment banking transactions and selling concessions are recorded on the trade date. Underwriting fees are generally recorded on the date the underwriting syndicate is closed. Investment management fees are recorded when the services to be performed are completed.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of furniture, equipment and leasehold improvements.

Securities-Lending Activities

Securities-borrowed and securities-loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. Securities-loaned transactions require the borrower to deposit cash or other collateral with the Company. Generally, this amount is in excess of the market value of securities-loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities-borrowed and securities-loaned transactions and is included in other assets or other liabilities on the Consolidated Statement of Financial Condition and the respective interest balances on the Consolidated Statement of Operations.

2. Significant Accounting Policies (continued)

Reverse Repurchase Agreements and Repurchase Agreements

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) generally are collateralized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold or repurchased. Interest is accrued on repurchase or resale contract amounts and is included in other assets or other liabilities on the Consolidated Statement of Financial Condition and the respective interest balances on the Consolidated Statement of Operations.

Goodwill

The cost in excess of fair value of identifiable net assets of businesses acquired is recorded as goodwill. In accordance with Accounting Standards Codification (ASC) 350, *Intangibles – Gooodwill and Other*, an analysis is performed at least annually to compare the fair value of the reporting unit to the carrying amount to determine if any impairment exists. The Company performs its annual impairment assessment as of October 1 of each fiscal year, unless circumstances dictate an interim assessment. No impairment losses were recorded in 2010.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets in accordance with ASC 360, *Property, Plant and Equipment*, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable and exceeds its fair value. When such an event occurs, the Company compares the sum of the undiscounted expected future cash flows of the asset (asset group) with the carrying amounts of the asset. If the undiscounted expected future cash flows are less than the carrying value of the assets, the Company measures the amount of impairment loss as the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded in 2010.

Income Taxes

The Company utilizes the liability method of accounting for income taxes whereby deferred tax assets and liabilities are recorded by applying federal and state tax to cumulative temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

2. Significant Accounting Policies (continued)

Receivables from Customers

Receivables from customers include amounts arising from uncompleted transactions and from margin balances. Securities, which are owned by customers but held as collateral for receivables from customers, are not included in the consolidated financial statements.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations include amounts due on failed securities transactions, as well as securities loaned or borrowed.

Memberships in Exchanges

The Company maintains memberships on various domestic exchanges. Exchange memberships owned by the Company are carried at cost. Assessments of the potential impairment of carrying value are performed in accordance with ASC 360. There were no exchange membership impairments in 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recently Adopted Application of Accounting Standards

In June 2009, the FASB issued accounting guidance modifying how a company determines when a variable interest entity (VIE) should be consolidated. It also requires a qualitative assessment of an entity's determination of the primary beneficiary of a VIE based on whether the entity (1) has the power to direct the activities of a VIE that most significantly impact the entity's economic performance, and (2) has the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. An ongoing reassessment is also required to determine

2. Significant Accounting Policies (continued)

whether a company is the primary beneficiary of a VIE as well as additional disclosures about a company's involvement in VIEs. The guidance was effective January 1, 2010 and its adoption did not have a material impact to the consolidated financial statements.

On September 30, 2009, the FASB issued Accounting Standards Update No. 2009-12. ASU 2009-12 amends ASC 820, *Fair Value Measurements and Disclosures*, by providing additional guidance on measuring the fair value of certain alternative investments. Under the amended guidance, entities are permitted, as a practical expedient, to estimate the fair value of investments within its scope using the net asset value (NAV) per share of the investment as of the reporting entities' measurement dates. The amended guidance applies only to investments in entities that calculate NAV (or its equivalent, such as member units or an ownership interest in partners' capital) consistent with the measurement principles of ASC 946, *Financial Services – Investment Companies* (i.e., entities that measure investment assets at fair value on a recurring basis). The Company adopted the guidance in ASU 2009-12 on January 1, 2010 and the adoption of the guidance did not have material impact on the consolidated financial statements.

On January 21, 2010, the FASB issued Accounting Standards Update No. 2010-06, *Improving Disclosures about Fair Value Measurements*. ASU 2010-06 amends FASB Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures*, to require additional disclosures regarding fair value measurements. The amended guidance requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy. Entities are also required to disclose information in the Level 3 rollforward about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, ASU 2010-06 also amends Topic 820 to further clarify existing guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The Company adopted the guidance in ASU 2010-06 on January 1, 2010, and the adoption of the guidance did not have material impact on the consolidated financial statements.

In July 2010, the FASB issued Accounting Standards Update No. 2010-20, *Receivables (Topic 310)*, related to disclosures about the credit quality of financing receivables and the allowance for credit losses. The amended guidance applies to all financing receivables except for short-term trade receivables and receivables measured at either fair value or the lower of cost or fair value. The objective of the amendment is disclosure of information that enables financial statement users to understand the nature of inherent credit risks, the entity's method of analysis and

2. Significant Accounting Policies (continued)

assessment of credit risk in estimating the allowance for credit losses, and the reasons for changes in both the receivables and allowances when examining a creditor's portfolio of financing receivables and its allowance for losses. The Company adopted this guidance as of December 31, 2010 for the disclosures related to end of period financial reporting

In December 2010, the FASB issued Accounting Standards Update No. 2010-28, *Intangibles – Goodwill and Other*. ASU 2010-06 describes the considerations entity's must give regarding whether it is more likely than not that goodwill impairment exists for each reporting unit with a zero or negative carrying amount. As a result, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of the qualitative factors that indicate goodwill is more likely than not impaired. The amended guidance is effective for fiscal years beginning after December 15, 2010, with early adoption prohibited. The adoption of the guidance is not expected to have a material impact to the consolidated financial statements.

3. Short-Term Borrowings

At December 31, 2010, the Company had an unsecured line of credit of $50,000,000 and a secured line of credit of $175,000,000 with Regions Bank, an affiliate, with no outstanding balance at December 31, 2010. There were no compensating balances associated with these lines of credit, and there is no stated expiration. The lines bear interest at the federal funds rate plus 50 basis points.

At December 31, 2010, the Company had total lines of credit with other financial institutions of $640,000,000, with expirations on various dates prior to December 31, 2011, under which $65,000,000 could be borrowed on an unsecured basis. Outstanding balances against these lines of credit totaled $95,069,250 at December 31, 2010. There were no compensating balances associated with these lines of credit. Secured amounts are collateralized by securities held in safekeeping at the respective financial institution. The lines bear interest at rates linked to the federal funds rate.

4. Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2010 or during the year ended December 31, 2010.

5. Securities and Deposits with Clearing Organizations and Others

Securities owned for trading and other purposes consist of the following, at fair value:

	December 31, 2010
U.S. government obligations	$ 213,467,971
Corporate bonds	46,470,550
Stocks	173,062,549
State and municipal obligations	354,607,008
Banker's acceptances	9,510,667
	$ 797,118,745

State and municipal obligations include an issue with a par value of $12,700,000, which is recorded at an estimated fair value of $3,900,000 at December 31, 2010, as determined by management of the Company, which is the amount expected to ultimately be recovered from the bonds. No interest income is being recorded on these bonds.

Deposits with clearing organizations and others consist of cash of $21,334,256 and securities with a total fair value of $12,091,044 at December 31, 2010.

Securities segregated for regulatory purposes consist of U.S. Government obligations with a total fair value of $153,900,000 at December 31, 2010. These securities are on deposit in a special reserve bank account to satisfy the Company's reserve requirement under Rule 15c 3-3 of the Securities and Exchange Commission.

Securities sold, not yet purchased consist of the following, at fair value:

	December 31, 2010
U.S. government obligations	$ 146,843,986
Corporate bonds	22,840,455
Stocks	143,676
Banker's acceptances	3,820,000
	$ 173,648,117

5. Securities and Deposits with Clearing Organizations and Others (continued)

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Consolidated Statement of Financial Condition.

6. Receivables from Brokers, Dealers, and Clearing Organizations

Accounts with brokers, dealers and clearing organizations consist of the following:

	December 31, 2010
Receivables:	
Securities failed to deliver	$ 234,789,079
Due from clearing organizations	32,868
Securities borrowed	23,122,480
Other	5,022
	$ 257,949,449
Payables:	
Securities failed to receive	$ 38,500,052
Due to clearing organizations	1,117,766
Securities loaned	5,401,216
	$ 45,019,034

7. Leases

The Company leases office space, furniture and equipment under noncancelable leases expiring through 2020, with options to renew certain of the leases for up to an additional five years. Some of the office space leases contain escalation provisions. Total rental expense for the year ended December 31, 2010, was $32,256,616. Included in these totals are payments to related parties of $3,534,563.

7. Leases (continued)

Aggregate future annual minimum rental commitments for the years ending December 31 are as follows:

2011	$ 25,052,726
2012	20,282,271
2013	19,120,384
2014	16,756,833
2015	15,356,357
Thereafter	35,025,218
	$ 131,593,789

Future minimum rental commitments to related parties included in the amounts above total $12,702,040.

8. Commitments and Contingencies

At December 31, 2010, the Company had pledged $69,667,370, in customer-owned securities to cover customer margin requirements with a clearing organization.

Regions and certain of its affiliates have been named in class-action lawsuits filed in federal and state courts on behalf of investors who purchased shares of certain Regions Morgan Keegan Select Funds (the Funds) and shareholders of Regions. The Funds were formerly managed by Morgan Asset Management, Inc. Morgan Asset Management no longer manages these Funds, which were transferred to Hyperion Brookfield Asset Management in 2008. Certain of the Funds have since been terminated by Hyperion. The complaints contain various allegations, including claims that the Funds and the defendants misrepresented or failed to disclose material facts relating to the activities of the Funds. Plaintiffs have requested equitable relief and unspecified monetary damages. These class action lawsuits are still early in their development and no classes have been certified. Unless and until a class is certified, the scope of the class and claims remains unknown. There are numerous factors that result in a greater degree of complexity in class action lawsuits as compared to other types of litigation. Due to the many intricacies involved in class-action lawsuits at the early stages of these matters, obtaining clarity on a reasonable estimate is difficult which may call into question its reliability. At this stage of the lawsuits, and in view of the inherent inability to predict the outcome of litigation, particularly where there are many claimants, the Company cannot determine the probability of a material adverse result or

8. Commitments and Contingencies (continued)

reasonably estimate a range of potential exposures, if any. However, in light of the inherent uncertainties involved in these matters, it is reasonably possible that an adverse outcome in any of these matters could be material to the Company's business, consolidated financial position, results of operations, or cash flows for any particular reporting period.

Certain of the shareholders in these Funds and other interested parties have entered into arbitration proceedings and individual civil claims, in lieu of participating in the class actions. Although it is not possible to predict the ultimate resolution of these contingencies, management is currently of the opinion that the outcome of these proceedings would not have a material effect on Company's consolidated financial position or results of operations.

On April 7, 2010, the SEC, the Financial Industry Regulatory Authority (FINRA) and a joint state task force of securities regulators from Alabama, Kentucky, Mississippi, and South Carolina (Task Force) announced that they were commencing administrative proceedings against Morgan Keegan, Morgan Asset Management and certain of their employees for violations of federal and state securities laws and NASD rules relating to the Funds. The proceedings contain various allegations, including that the net asset values of the Funds were artificially inflated due to allegedly improper conduct related to the valuation of the securities held by the Funds, and that the defendants failed to disclose certain risks associated with the Funds. The administrative proceedings seek civil penalties, injunctive relief, disgorgement, rescission and other relief. Based on the then current status of settlement negotiations, Regions believed that a loss on this matter was probable and reasonably estimable. Accordingly, during the quarter ended June 30, 2010, Regions recorded a non-tax deductible $200 million charge representing the estimate of probable loss. Based on management's evaluation of the related underlying activities and responsibilities outlined or alleged in the proceedings, $25 million of this charge has been recorded by the Company, with the remainder being recorded at other unconsolidated affiliates. Settlement negotiations and hearing preparations are ongoing.

On July 21, 2009, the SEC filed a complaint in United States District Court for the Northern District of Georgia against Morgan Keegan alleging violations of the federal securities laws in connection with auction rate securities (ARS) that Morgan Keegan underwrote, marketed and sold. The SEC is seeking an injunction against the Company for violations of the antifraud provisions of the federal securities laws, as well as disgorgement, financial penalties and other equitable relief for customers, including repurchase by Morgan Keegan of all ARS that it sold prior to March 20, 2008. Beginning in February 2009, the Company commenced a voluntary program to repurchase ARS that it underwrote and sold to the firm's customers at par, and

8. Commitments and Contingencies (continued)

extended that repurchase program on October 1, 2009 to include certain ARS that were sold by Morgan Keegan to its customers but were underwritten by other firms. As of December 31, 2010, customers of Morgan Keegan owned approximately $54 million of ARS and the Company held approximately $161 million of ARS on its balance sheet.

On July 21, 2009, the Alabama Securities Commission issued a "Show Cause" order to Morgan Keegan arising out of the ARS matter that is the subject of the SEC complaint described above. The order requires Morgan Keegan to show cause why its registration as a broker-dealer should not be suspended or revoked in the State of Alabama and also why it should not be subject to disgorgement, repurchasing all ARS sold to Alabama residents and payment of costs and penalties. Although it is not possible to predict the ultimate resolution or financial liability with respect to the ARS matter, management is currently of the opinion that the outcome of this matter will not have a material effect on the Company's business, consolidated financial position, results of operations or cash flows.

The Company is also involved in other litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

9. Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Parent allocates federal income taxes on a separate return basis. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

Significant components of the provision for income taxes for the year ended December 31, 2010, are as follows:

Federal:	
Current	$ 155,697
Deferred	(14,687,025)
	(14,531,328)
State	12,591,510
Income tax benefit	$ (1,939,818)

Included in state tax expense is a true up prior year taxes of $10,490,301. The reconciliation of income tax computed at the U.S. statutory tax rate to income tax expense is:

	Year Ended December 31, 2010	
	Amount	**Percent**
Federal statutory rate applied to pretax earnings	$ (12,554,040)	35.0%
State and local taxes, less federal income tax benefit	9,983,048	(27.8)
Nontaxable interest, less nondeductible interest expense	(1,817,176)	5.0
Non-deductible reserve	8,750,000	(24.4)
Meals and entertainment	749,087	(2.0)
Adjustment to prior year provision	(5,450,378)	15.2
Permanent return to provision	(1,540,132)	4.3
Other – net	(60,227)	0.1
	$ (1,939,818)	5.4%

9. Income Taxes (continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2010, are as follows:

Deferred tax assets:	
Deferred compensation	$ 39,019,084
Litigation reserves	41,515,017
Intangibles	3,263,668
Other	4,029,592
Deferred tax asset	87,827,361
Deferred tax liabilities:	
Depreciation and related items	3,900,727
Other	305,706
Deferred tax liability	4,206,433
Net deferred tax assets	$ 83,620,928

Net deferred tax assets are included in other assets on the Consolidated Statement of Financial Condition. Management has evaluated the need for a valuation allowance for all or a portion of the deferred tax assets and concluded that no valuation allowance was necessary.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with ASC 740, *Income Taxes*, which requires that only benefits from tax positions that are more-likely-than-not of being sustained upon examination should be recognized in the financial statements. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2009	$ 1,800,000
Additions	596,670
Subtractions	512,106
Balance at December 31, 2010	$ 1,884,564

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $1.8 million during the year ended December 31, 2010.

10. Reverse Repurchase and Repurchase Agreements

The Company enters into repurchase agreements with an obligation to repurchase the securities sold reflected as a liability in the Consolidated Statement of Financial Condition. These agreements carry risks of changes in fair value similar to securities held in the Company's inventory. The Company also enters into reverse repurchase agreements. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the Consolidated Statement of Financial Condition. Securities purchased under agreements to resell are held in safekeeping in the Company's name. Should the market value of the underlying securities decrease below the amount recorded, the counterparty is required to place an equivalent amount of additional securities in safekeeping in the name of the Company. Government securities segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission represents securities purchased under an agreement to resell of $153,900,000 at December 31, 2010.

The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. Counterparties are principally primary dealers of U.S. government securities and financial institutions.

11. Employee Benefit Plans

The Company makes discretionary contributions to its 401(k) defined contribution plan covering substantially all employees. Total expense related to the 401(k) plan for the year ended December 31, 2010, was $5,163,162.

The Company also makes discretionary restricted compensation awards, which vest and are amortized over the restriction period, generally five years. Total expense related to these awards for the year ended December 31, 2010 was $29,981,323.

12. Goodwill and Intangible Assets

Changes in the carrying amount of goodwill included in Other Assets on the Consolidated Statement of Financial Condition are as follows:

Balance at January 1, 2010	$ 40,113,279
Additions	–
Impairment charges	–
Balance at December 31, 2010	$ 40,113,279

Intangible assets, which are included in Other Assets on the Consolidated Statement of Financial Condition, consist of the following:

Customer lists	$ 22,416,000
Employment contracts	11,782,012
Total amortizable intangible assets	34,198,012
Less: accumulated amortization	22,815,570
Net amortizable intangible assets	$ 11,382,442

Total amortization expense related to these assets for the year ended December 31, 2010, was $6,047,542. Estimated aggregate amortization expense for each of the succeeding five fiscal years is as follows:

Year Ending:	
2011	$ 3,485,592
2012	1,085,800
2013	1,085,800
2014	819,400
2015	819,400

13. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternate method of the rule, which prohibits a broker-dealer from engaging in any securities transactions when its net capital, as defined, is less than 2% of its aggregate debit balances arising from customer transactions. The SEC may also require a member to reduce its business and restrict withdrawal of capital if its net capital is less than 4% of aggregate debit balances, and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than 5% of aggregate debit balances.

At December 31, 2010, the Company had net capital of $453,588,998 which was 101% of its aggregate debit balances and $444,580,921 in excess of the 2% net capital requirement.

14. Related-Party Transactions

The Company loaned approximately $106 million to an unconsolidated affiliate, Morgan Properties, Inc., for liquidity purposes in 2007. The balance of the loan, approximately $92.6 million, was written off as uncollectible in December 2010. Morgan Properties, Inc. is an indirect consolidated subsidiary of Regions.

Amount due to affiliates at December 31, 2010, represents approximately $24.5 million payable to the Parent and a payable of $331,669 to another subsidiary of the Parent. Both balances arose in the normal course of business.

At December 31, 2010, the Company had approximately $24.6 million on deposit with the Parent, which is included in Cash on the Consolidated Statement of Financial Condition. The Company also receives income from the Parent related to money fund balances and other fees. At December 31, 2010, the Company had received approximately $17.1 million of fee income from the Parent. The majority of this income is included in Investment Management Fees on the Consolidated Statement of Income.

15. Fair Value of Financial Instruments

The Company defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a hierarchy of valuation inputs to measure fair value.

The hierarchy prioritizes the inputs into three broad levels

Level 1: where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume);

Level 2: where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market; and

Level 3: where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data. These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

Items Measured at Fair Value on a Recurring Basis

Securities owned and securities sold, not yet purchased are recorded at fair value on a recurring basis. These items primarily consist of U.S. Treasuries, mortgage-backed and asset-backed securities, municipal bonds and equity securities. The Company uses quoted market prices of identical assets on active exchanges, or Level 1 measurements. Where such quoted market prices are not available, the Company typically employs quoted market prices of similar instruments (including matrix pricing) and/or discounted cash flows to estimate a value of these securities, or Level 2 measurements. Level 2 discounted cash flow analyses are typically based on market observable interest rates, prepayment speeds and/or option adjusted spreads. Level 3 measurements include discounted cash flow analyses based on assumptions that are not readily observable in the market place. Such assumptions include projections of future cash flows, including loss assumptions, and discount rates.

15. Fair Value of Financial Instruments (continued)

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Fair Value
Assets				
Securities segregated for regulatory purposes				
U.S. government obligations	$ 153,900,000	$ –	$ –	$ 153,900,000
Total securities segregated for regulatory purposes	$ 153,900,000	$ –	$ –	$ 153,900,000
Securities owned				
U.S. government obligations	$ –	$ 159,480,195	$ 53,987,776	$ 213,467,971
Corporate bonds	–	46,470,550	–	46,470,550
Stocks	173,062,549	–	–	173,062,549
State and municipal obligations	–	189,762,891	164,844,117	354,607,008
Banker's acceptances	–	–	9,510,667	9,510,667
Total securities owned	$ 173,062,549	$ 395,713,636	$ 228,342,560	$ 797,118,745
Liabilities				
Securities sold, not yet purchased				
U.S. government obligations	$ –	$ 141,284,889	$ 5,559,097	$ 146,843,986
Corporate bonds	–	22,840,455	–	22,840,455
Stocks	143,676	–	–	143,676
Banker's acceptances	–	–	3,820,000	3,820,000
Total securities sold, not yet purchased	$ 143,676	$ 164,125,344	$ 9,379,097	$ 173,648,117

Assets and liabilities in all levels could result in volatile and material price fluctuations. Realized and unrealized gains and losses on Level 3 assets represent only a portion of the risk to market fluctuations in the Company's balance sheet.

15. Fair Value of Financial Instruments (continued)

The following table illustrates a rollforward for all assets and (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the twelve months ended December 31, 2010:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3 Measurements Only)	
	Securities Owned	Securities Sold, Not Yet Purchased
Beginning balance, January 1, 2010	$ 214,712,183	$ (992,385)
Total gains (losses) realized and unrealized included in earnings	23,351,074	135,883
Purchases and issuances	13,279,051,218	42,753,652
Settlements	(13,316,084,124)	(40,345,340)
Transfers in and/or out of Level 3	27,312,209	(10,930,907)
Ending balance, December 31, 2010	$ 228,342,560	$ (9,379,097)

The following table details the presentation of both realized and unrealized gains and losses recorded in earnings for Level 3 assets and liabilities for the twelve months ended December 31, 2010:

	Total Gains and Losses (Level 3 measurements only)	
	Securities Owned	Securities sold, not yet purchased
Classifications of gains (losses) both realized and unrealized included in earnings for the period:		
Principal transactions	$ 23,351,074	$ 135,883
Total realized and unrealized gains (losses)	$ 23,351,074	$ 135,883

15. Fair Value of Financial Instruments (continued)

The following table details the presentation of only unrealized gains and losses recorded in earnings for Level 3 assets and liabilities for the twelve months ended December 31, 2010:

	Securities Owned	Securities Sold, Not Yet Purchased
The amount of total gains and losses for the period included in earnings, attributable to the change in unrealized gains (losses) relating to assets and liabilities still held at December 31, 2010:		
Principal transactions	$ 36,074	$ 28,640
Total unrealized gains (losses)	$ 36,074	$ 28,640

16. Financial Instruments With Off-Balance Sheet Risk and Credit Risk

Financial instruments recorded at fair value on the Company's Consolidated Statement of Financial Condition include securities owned and sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, and receivables from and payables to affiliates and customers. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's activities involve the execution, settlement and financing of various securities transactions, including customer transactions. Customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur.

16. Financial Instruments With Off-Balance Sheet Risk and Credit Risk (continued)

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices increase, as the Company may be obligated to cover such positions at a loss. The Company manages its exposure to these instruments by entering into offsetting or other positions in a variety of financial instruments.

As a securities broker-dealer, a substantial portion of the Company's transactions is collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's or contra party's ability to satisfy their obligations to the Company. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

If another party to the transaction fails to perform as agreed (such as failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company maintains cash deposits in various financial institutions, several of which include amounts in excess of amounts insured by the Federal Deposit Insurance Corporation.

In the normal course of business, the Company enters into underwriting and forward and future commitments. At December 31, 2010, the contract amount of future contracts to purchase and sell municipal securities was approximately $5 million. The Company typically settles its position by entering into equal but opposite contracts and, as such, the contract amounts do not necessarily represent future cash requirements. Settlement of the transactions relating to such commitments is not expected to have a material effect on the Company's financial position. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

16. Financial Instruments With Off-Balance Sheet Risk and Credit Risk (continued)

Additionally, in the normal course of business, the Company enters into transactions for delayed delivery, to-be-announced (TBA) securities which are recorded on the Consolidated Statement of Financial Condition at fair value. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

While the Company regularly participates in the trading of some derivative securities for its customers, this trading is not a significant portion of the Company's business.

Supplemental Information

Morgan Keegan & Company, Inc. and Subsidiary

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Total stockholder's equity (from Statement of Financial Condition)	$	895,833,314
Deductions:		
Nonallowable assets:		
Memberships in exchanges, at cost		2,250
Furniture, equipment, and leasehold improvements, less allowance for depreciation and amortization of $49,592,090 at December 31, 2010		37,852,826
Dividends receivable outstanding longer than 30 days from the payable date		73,551
Aged fails to deliver		392,274
Unsecured customer debit balances		957,363
Other assets		281,331,286
Other deductions and/or charges		24,964,381
Securities not readily marketable		24,877,643
Net capital before haircuts on securities positions		525,381,740
Haircuts on securities positions:		
Corporate obligations		8,690,303
U.S. Government and agency obligations		9,161,533
State and municipal government obligations		14,838,043
Stocks		38,287,886
Options and other		814,977
Net capital	$	453,588,998
Aggregate debit items as shown in formula for reserve requirement	$	447,792,465
Minimum net capital required (greater of $1,500,000 or 2% of aggregate debit items plus supplemental requirements)	$	9,008,077
Excess net capital		444,580,921
Net capital	$	453,588,998
Net capital in excess of:		
4% of aggregate debit items	$	435,677,299
5% of aggregate debit items	$	431,199,375
Percentage of net capital to aggregate debit items		101%

No material differences exist between the computation above and the corresponding computation in the amended unaudited Form X-17A-5, Part II, as filed on February 23, 2011.

Morgan Keegan & Company, Inc. and Subsidiary

Schedule II

Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

Credit balance		
Free credit balances and other credit balances in customers' security accounts	$	365,953,368
Monies borrowed collateralized by securities carried for the accounts of customers		46,166,170
Monies payable against customers' securities loaned		5,401,216
Customers' securities failed to receive		39,570,381
Credit balances in firm accounts which are attributable to principal sales to customers		7,811,322
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed		1,552,214
Other		10,136,092
Total credit items	$	476,590,763
Debit balances		
Debit balances in customer's cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	394,100,395
Securities borrowed to cover short sales by customers		3,484,900
Failed to deliver of customers' securities not older than 30 calendar days		4,527,000
Margin required with Options Clearing Corporation		45,680,170
Aggregate debit items		447,792,465
Less 3%		(13,433,774)
Total debit items		434,358,691
Excess of credits over debits	$	42,232,072
Amount on deposit in special reserve bank account	$	153,900,000

No material differences exist between the computation above and the corresponding computation in the amended unaudited Form X-17A-5, Part II, as filed on February 23, 2011.

Note – As of December 31, 2010 the Company was able by the above computation to withdraw up to $111,667,928. On January 4, 2011, a total of $93,600,000 was withdrawn from the reserve, making the balance $60,300,000, which was $18,067,928 in excess of the requirement noted above.

Morgan Keegan & Company, Inc. and Subsidiary

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2010

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	None
Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3).	None

Morgan Keegan & Company, Inc. and Subsidiary

Statement Regarding the Segregation Requirements
and Funds in Segregation for Customers
Trading on U.S. Commodity Exchanges

December 31, 2010

For the year ended December 31, 2010, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Morgan Keegan & Company, Inc. and Subsidiary

Statement Regarding the Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7

December 31, 2010

For the year ended December 31, 2010, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Morgan Keegan & Company, Inc. and Subsidiary

Statement Regarding the Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts

December 31, 2010

For the year ended December 31, 2010, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Supplementary Report

Ernst & Young
Ernst & Young LLP
International Plaza
Suite 500
6410 Poplar Avenue
Memphis, TN 38119
Tel: +1 901 526 1000
Fax: +1 901 577 6342
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

The Board of Directors
Morgan Keegan & Company, Inc.

In planning and performing our audit of the consolidated financial statements of Morgan Keegan & Company, Inc. and subsidiary (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Future Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets.

This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2011